UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: January 12, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news releases which appear immediately following this page

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 12 January 2026

12 January 2026
News Release
UBS publishes response to the Federal Council’s consultation on the amendment to the
Banking Act and the Capital Adequacy Ordinance
Zurich, 12 January 2026 – UBS published today

its response to the consultation on the amendment to

the
Banking Act and the Capital Adequacy Ordinance.

UBS’s response and some explanatory slides can

be found
here.
UBS Group AG
Investor contact
Switzerland

+41 44 234 41 00
Media contact
Switzerland

+41 44 234 85 00
UK

+44 207 567 47 14
Americas

+1 212 882 58 58
APAC

+852 297 1 82 00
www.ubs.com/media

UBS

UBS's response to 26 September 2025 consultation on the capitalization of foreign participations by parent companies of systemically important banks

This should be read in conjunction with our formal consultation response posted on our website at www.ubs.com/presentations

12 January 2026

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the SEC. Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the third quarter of 2025 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the SEC on Form 6-K are also available at the SEC's website: www.sec.gov.

Basel III RWA, LRD and capital: Basel III RWA, LRD and capital information is based on the Swiss systemically relevant bank framework, unless otherwise stated. Refer to the "Capital management" section in UBS's Quarterly Report for the third quarter of 2025 for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions and releases of acquisition-related contingent liabilities for litigation, regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved

UBS

1

Key messages in our consultation response

UBS supports measures to further strengthen Swiss financial stability, but opposes the proposed capital measures, both at ordinance and legislative level, because they are not proportionate, targeted or internationally aligned

Switzerland already has one of the strictest regulatory capital regimes. Under these proposals, UBS would have at least 50% higher capital requirements than its competitors, adversely affecting UBS's business activities in Switzerland and abroad, ultimately undermining the international competitiveness of the Swiss financial center and in turn the Swiss economy

UBS has a sustainable, profitable and globally integrated business model focused on Switzerland and its international asset-gathering businesses. Foreign subsidiaries are an integral part of the parent bank. Completely insulating it from risks arising from foreign business activities booked in subsidiaries contradicts the business model of a global financial institution

We consider the current regulation for the treatment of foreign subsidiaries to be sufficient; consistent application of the current regime could have enabled a timely restructuring of CS as a going concern

The legislative changes as currently drafted do not address the vulnerabilities exposed by the Credit Suisse crisis, nor do they adequately reflect the lessons learned from that experience

The proposals insufficiently account for loss-absorbing capacity outside of CET1 that would become available in a crisis; for very extreme scenarios UBS has recovery and resolution plans which have been confirmed as credible by our regulators in Switzerland and abroad

UBS

2

Proposed capital measures would create by far the strictest regime among peers

Foreign participations
Highest requirements
Deferred tax assets due to temporary differences
RWA calculation / implementation of Basel III final
International minimum standards
Leverage ratio requirements
Capitalized Software
Prudential valuation adjustments (PVA)
Switzerland – proposed TBTF regime
Switzerland – current TBTF regime
EU
UK
US
Basel 3 Standard

Note: Based on internal analysis and assessment of Swiss Federal Council regulatory proposals and other regulatory regimes

3

Despite its low-risk business model, UBS already has the highest capital requirements; proposed measures would make it a pronounced outlier

UBS minimum CET1 ratio requirements[1]

~21%
~19%
~16%
~5%
~14%
~17%
CAO proposals would merely create the appearance of a lower CET1 capital ratio
Current UBS de-facto minimum²
Full deduction of foreign subs
Future UBS de-facto mimimum based on proposals²
With Basel III finalization impact³

Peers minimum CET1 ratio requirements[4]

UBS
4

We consider the current regulation for the treatment of foreign subsidiaries to be balanced and sufficient; any increase makes us a further outlier internationally

Capitalization of foreign subsidiaries
based on cost / benefit
Credit Suisse with concessions:
Regulatory filter, aggressive valuations and long phase-in periods
Current regime (UBS)
Conservative valuations[1,2]
80% Tier 1 deduction[2]
Tier 1 deduction[2]
Symmetric deduction[2]
Federal Council proposal
Full CET1 deduction
Balanced cost / benefit
Negative cost / benefit

1 Applied to current 400% risk weightings; 2 Alternatives evaluated and rejected by the Federal Council in the explanatory report

5

Proposals do not adequately address lessons learned from the Credit Suisse crisis

Credit Suisse's key issue was an unsustainable business model

Net profit, Credit Suisse Group, CHF bn

3.4
2.0
2.7
(1.0)
(1.7)
(2.7)
(7.3)
FY16 FY17 FY18 FY19 FY20 FY21 FY22

Aggressive valuations and regulatory concessions allowed it to avoid decisive action and postpone restructuring when it still had the opportunity

Aggressive subsidiary valuation methodology based on overly optimistic discounted cash flows despite negative trends in the business and financials

Regulatory filter led to an artificial increase in CS Parent Bank's CET1 capital ratio despite the above

10-year phase-in period for the treatment of foreign subsidiaries masked the urgency of the situation

When the write-down of foreign subsidiaries' book values became inevitable, CS did not have the financial capacity to restructure anymore

Book value of foreign participations, Credit Suisse AG, CHF bn

(45bn)
(63%)
72
Overvaluation due to regulatory filter
15
27
6
31.12.19
31.12.22

UBS

6

Proposals insufficiently account for loss-absorbing capacity outside of CET1

TLAC of ~200bn

bn

~200
Bail-in bonds (TLAC)
104
AT1
20
CET1
75
UBS 3Q25

Going and gone concern capital overview

Resolution scenario

- FINMA determines " Point of non-viability" and orders a bail-in of TLAC debt to recapitalize the Group
- Conversion of ~100bn TLAC and ~20bn AT1[1] into equity
- The key entities continue to operate as going concern in smaller size
- Recapitalization must be accompanied by a restructuring plan to restore the firm's long-term viability.
- PLB[2] ensures that there is enough liquidity in an interim period

Illustrative impact of resolution

UBS

1 If not already used in Recovery phase; 2 Public Liquidity Backstop

7

Extreme capital requirements would lead to substantial costs for Switzerland

- Sector employs around 5.5% of all employees or ~250,000 people while generating ~9% of Switzerland's gross value added and ~9% of total tax revenue
- Indirectly employs an additional 280,000 people
- Is a significant contributor to Swiss exports
- Generates a net service surplus of ~CHF 19bn

...and UBS is a pillar of the financial sector in Switzerland

- UBS is third-largest private employer with over 30,000 employees
- UBS, CS and their employees have paid over CHF 25bn in taxes over the past 10y
- UBS purchases services and goods worth around CHF 4bn annually
- Committed to providing CHF ~350bn credit in Switzerland
- Swiss economy benefits from reliable domestic banking partners: vast majority of Switzerland's 230 banks are UBS clients
- Is a significant contributor to Switzerland's finance infrastructure

The current proposals will have a substantial impact on Swiss clients, the economy and therefore GDP growth

- Access to international capital markets
- International payments
- Credit costs
- Supply of credit

UBS

8

Summary of CET1 impacts from foreign subsidiary and ordinance measures

USD		Estimated additional CET1 required[1] UBS Group AG, consolidated	 UBS AG, standalone	
In scope of this consultation	**Foreign participations treatment** Full deduction, *in scope of legislation*	n/a	**23.2bn**	Not attributing any regulatory capital value to foreign subsidiaries is an extreme "over-insurance", not internationally aligned and not targeted
	Capitalized software Full deduction	4.5bn	1.5bn	**Ordinance measures would additionally eliminate 10.8bn of CET capital at the Group level**
	Deferred tax assets (TD DTAs) Full deduction	4.6bn	0.3bn	
	Prudent Valuation Adjustment "Worst-of" combination of approaches	1.8bn	1.0bn	
	Total ***Of which driven by foreign subsidiaries***	10.8bn ***n/a***	26.0bn ***23.2bn***	

1 Refer to presentation published on 6 June 2025 titled "Assessment of the impact of the proposed Swiss regulatory capital measures on UBS", available on ubs.com/presentations

UBS
10

Alvarez & Marsal highlight Switzerland as a clear international outlier on the trajectory of bank regulation

Impact on CET1 requirement from regulatory initiatives worked on by global bank regulators[1]

Impact on CET1 requirements for GSIBs

(168bps)
(102bps)
+104bps
+769bps

Impact on aggregate CET1 required by GSIBs

USD (138bn)
USD (19bn)
EUR +6bn
USD +24bn

Developments across jurisdictions[2]

US banks will obtain total CET1 release of 14%, unlocking asset capacity for lending and capital markets businesses of USD 2.6trn – equivalent to half the size of JPMorgan Chase or 16% of US bank assets. This will represent a major boost to the US economy and add a 6% ROE uplift to US banks

UK regulators are expected to follow the US with a CET1 release of 102bps, equivalent to around USD 0.5trn of additional asset capacity or 9% of total UK bank assets. UK bank profitability is forecast to rise by 3%

In the **EU**, the current talk is regulatory simplification but not capital reduction, with any proposed changes significantly lagging those of US and UK banks. Net effect will be neutral-to-negative, with ROE declining by 1%

Switzerland is going the opposite direction with plans to materially increase capital requirements for UBS (the only Swiss G-SIB), raising minimum CET1 by 769bps to 19% and cutting ROE by 8%

UBS 1 Own representation, based on Alvarez & Marsal: "Bank deregulation primer. US-led bank deregulation wave begins under Trump administration", October 2025; 2 Extract from Alvarez & Marsal report

11

More equity capital does not lower cost of capital. Over the past twelve years the market has consistently estimated UBS's cost of equity at ~10%

UBS's cost of equity[1] and CET1 leverage ratio[2] development (2012-2024)

UBS's cost of equity[1]
CET1 leverage ratio[2]
10.5% 10.1% 10.2% 9.9% 9.9% 9.7% 9.9% 10.1% 10.3% 10.2% 10.7% 10.7% 10.4%
2.1% 2.8% 3.0% 3.3% 3.5% 3.8% 3.8% 3.9% 3.8% 4.2% 4.4% 4.6% 4.7%
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Cost of equity

Despite a doubling of UBS's leverage ratio over the last 12 years, UBS's cost of equity as priced by the market has not decreased

Cost of debt (S&P quotes)

UBS

1 The sell-side consensus estimate from January is used prior to the publication of results for the respective year — for example, the FY24 estimate is based on the January 2025 consensus; 2 The old SRB calculation methodology was used for the years 2012 and 2013, while the new SRB calculation methodology has been applied since 2014; 3 Source: Standard & Poors (A. Lozmann, B. Heinrich), "Debate To Enhance Regulation After Credit Suisse Enters The Next Phase, Leaving Most Questions Open For Now", October 2025

12

UBS's attractive and diversified business mix is a source of strength and resilience

Revenue mix by business vs North American and European GSIBs

UBS[1]

~60%
WM + AM

North American & European GSIB average[2]

~20%
WM + AM

Wealth and Asset Management | Personal & Corporate Banking | Investment Bank

Revenue mix by region

UBS[3]

APAC
Americas
EMEA
46bn
Switzerland

UBS

1 FY24 underlying revenues excluding NCL and Group Items; 2 FY24 revenue mix based on UBS analysis and disclosed reporting segments for publicly traded GSIB peers, excludes trust banks; 3 FY24 underlying revenues by geographic region, split excludes region Global

13

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Based

on

a

machine

translation

of
the German original
Amendment to the Banking Act and
Capital Adequacy Ordinance

(capital
adequacy requirements

for foreign
subsidiaries of the Parent

Banks of
systemically important banks)
Statement by UBS dated January 9, 2026

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Table

of contents
Summary

...............................................................................................................................................

3
1.
Introductory remarks ...................................................................................................................

6
2.
Assessment of the package of measures

...................................................................................

7
2.1.
UBS statement of September 29, 2025, on amendments

to the Capital Adequacy Ordinance

..... 7
2.2.
Important developments since the Opening

of the consultation

................................................

10
3.
Assessment of capital requirements for foreign subsidiaries

................................................

13
3.1.
Lessons learned from the Credit Suisse crisis regarding the treatment of foreign subsidiaries ....

13
3.2.
Assessment of the Federal Council's proposal and the

rejected alternatives

...............................

15
3.2.1.
Assessment of the full deduction of foreign subsidiaries

from Common Equity Tier 1
(CET1)

15
3.2.2.
Assessment of the alternatives rejected in the explanatory

report ..............................

15
3.2.3.
Comparison of the effectiveness of the measures

......................................................

17
4.
Recovery and resolution is key for financial

stability

.............................................................

19
4.1.
Loss-absorbing capacity (TLAC) covers the

entire crisis continuum

.............................................

19
4.2.
Recovery and effectiveness of AT1

.............................................................................................

20
4.3.
Resolution

..................................................................................................................................

21
5.
Economic impact of the proposal .............................................................................................

23
5.1.
Impact on Swiss clients

..............................................................................................................

23
5.2.
Impact on the Swiss financial center and the

economy

..............................................................

25
5.3.
Impact on UBS shareholders ......................................................................................................

26
5.4.
Impact on the stability and strategic future of UBS

....................................................................

27
Appendices

.........................................................................................................................................

28
Appendix 1: Capital adequacy regulations in peer

jurisdictions

.............................................................

28
Appendix 2: Consultation responses and WAK-S/N statement

..............................................................

30
Appendix 3: Total cost of capital

...........................................................................................................

32
List of figures and tables

...................................................................................................................

33

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Summary
UBS

supports

the

Federal

Council's

objective

of

drawing

lessons

from

the

Credit

Suisse

crisis

and
strengthening

the
regulatory

framework

with

targeted,

proportionate,

and

internationally
aligned measures
. However,

the proposed full

deduction of foreign subsidiaries from

Common Equity
Tier 1 (CET1) capital

extends far beyond the

original proposal from 2024 and clearly

does not meet these
criteria,

which

is

why

we

clearly

reject

the

proposal.

This

measure

would

put

UBS

at

a

significant
disadvantage

internationally,

as

UBS

would

have

at

least

50%

higher

capital

requirements

than

its
competitors in Europe and the US.

These excessive capital requirements would lead

to very high costs for
the bank and weaken the Swiss financial center

and the economy
.
Switzerland

already

has

one

of

the

strictest

regulatory

capital

regimes,
with

substantial
progressive capital surcharges, and

a conservative and

early implementation of

the final Basel

3 rules. The
Federal Council's

proposals would

significantly increase

the requirements and

would contrast

sharply with
developments in Europe and

the US, where

de-regulation initiatives have already

been announced. This
would further

worsen Switzerland's

international competitive

position following

the early

implementation
of Basel 3.
Regulatory adjustments

should address

the
lessons learned

from the

Credit Suisse

crisis
in a

consistent
and targeted manner.

The Credit Suisse

crisis was

primarily the result

of the bank's

unsustainable strategy
and

insufficient

profitability,

inadequate

risk

management,

an

inappropriate

culture,

and

weak
governance.

For

too

long,

Credit

Suisse

was

not

forced

to

take

corrective

action

because

regulatory
concessions tailored

to Credit

Suisse undermined

the regulations

that actually

applied.

This was

also noted
by the Parliamentary Investigation Commission

(PUK),

among others.
In its
statement of

September 29, 2025
,

on the amendments

to the Capital

Adequacy Ordinance
,
UBS

explained that

the proposed

regulatory

valuation of

software,

deferred

tax assets,

and regulatory
valuation adjustments is

a combination

of the

maximum requirements

of various jurisdictions

and does
not take

into account

the ultimate

impact of

the overall

package in

the respective

countries. The

proposed
requirements were also deemed excessive and not internationally aligned in the statements issued

by the
business community

as a whole,

employee associations,

banks, cantons with

strong financial centers,

and
business-oriented parties.

After consulting

with the

industry and

authorities,

the Economic

Affairs

and
Taxation Committees (WAK) of both chambers of

parliament spoke out

in favor of

internationally aligned
rules.
The Federal

Council's proposal

on capital

requirements for

foreign subsidiaries
is based

on the
extreme

assumption

that

the

parent

bank

must

be

able

to

absorb

the

total

loss

of

all

of

its

foreign
subsidiaries during

ongoing

operations without

any negative

impact on

the parent

bank's Common

Equity
Tier 1

(CET1) capital.

The proposal

extends far

beyond the

original objective

of the

Federal Council's

report
on banking

stability dated

April 10,

2024. While

the report

called for

100% Tier

1 coverage,

the new
proposal

calls

for

approximately

130%

Tier 1

coverage.

For

UBS,

this

would

result

in

additional CET1
capital requirements

of approximately USD 23 billion and

thus very high costs, not only for

UBS, but for
the entire financial center, households, and companies.

The Swiss economy would be weakened.
The proposal

to protect

Switzerland completely from

losses incurred

by foreign

subsidiaries at

all times
totally ignores the fact that the TBTF package includes further key measures that significantly increase resilience and

were not

yet available

at the

time of

the Credit

Suisse crisis,

e.g., the

senior manager

regime,
expanded restructuring and resolution

options, the public liquidity

backstop, and the expanded

"lender
of

last

resort"

function.

Furthermore, it

does

not

take

into

account that

Credit

Suisse

benefited

from
substantial regulatory relief,

so that Credit

Suisse's weaknesses

were not sufficiently

highlighted in official
publications,

and

that

UBS

operates

a

balanced

and

conservative

business

model

compared

to

Credit
Suisse and other G-SIBs.
.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Foreign

subsidiaries

are

an

integral

part

of
the

consolidated

parent

bank's
business

model
.
Completely insulating the parent bank from risks arising from foreign business activities that are booked in subsidiaries contradicts

the business model

of a global bank

or any internationally

active company,

and
constitutes a

significant restriction

on economic

freedom. Such

a regulation

would also

only materially
affect UBS.

Switzerland should

not enact

laws that

are tailored

to a

single company. The

reforms following
the financial crisis required certain banking

activities that had previously been carried

out in branches to
be outsourced to

subsidiaries in Europe

and the US.

However,

a global bank

is dependent on

extensive
international links in order to provide

customer services, including essential support for the Swiss export
industry (e.g., loans and financing, foreign currency hedging,

payments).

The

Federal

Council's

proposal
would

represent

a
single-handed

approach
,

which

would

isolate

Switzerland

internationally.

Neither

the

Basel

standards

nor

competing

locations

have

such

extreme
requirements.

Contrary

to

the

description

in

the

explanatory

report,

the

UK

and

the

EU

also

have
significantly less stringent regulations compared to the Swiss proposal.

The explanatory report identified various
alternatives to a full CET1

deduction
and assessed them as
effective. However, the

Federal Council

has rejected

these because

they do

not meet

the extreme

objective
of zero risk tolerance.

The proposal aims

to cover extreme

crisis scenarios in

ongoing business operations.
However,

systemically important

banks

develop comprehensive

recovery

and

resolution

plans

for

such
scenarios,

which are approved

by FINMA.

In addition, banks must

hold substantial incremental Tier

1 in
the form of AT1 and convertible debt.

The lessons learned from the Credit Suisse

crisis have shown that, on the one

hand,

existing regulations
must be

consistently implemented

and, on

the other

hand,
subsidiaries

must be

valued
conservatively
and

without

a

regulatory

filter.

This

would

have

made

Credit

Suisse's

parent

bank

substantially more
resilient.

There are significant differences in

the
cost estimates
. The study authored

by Prof. Zimmermann

in April
2025 shows

unrealistically low

cost implications.

The market

estimates the

costs to

be several

times higher
than the study. It is our investors and counterparties who determine the cost of capital for UBS and, as a result,

for our clients,

and these differ considerably

from academic findings.

The large difference is mainly
due to the fact that, in the opinion

of the relevant market participants, more equity

capital does not lead
to lower borrowing costs. We

also see that the

major rating agencies consider the proposed

rules to be
potentially positive for

creditworthiness, but express

concerns about

their impact on

UBS's cost of

capital,
competitiveness, and

business model.

These considerations

are consistent with

those of

financial analysts.
Since

the

publication

of

the

Federal

Council

report

in

April

2024,

uncertainty

surrounding

potentially
excessive capital

requirements has

caused UBS's
market valuation

to underperform

banks in

Europe and
the US by

27% (approximately CHF

30 billion) through

the end of

December 2025.

For UBS shareholders,
this

represents

a

significant

destruction

of

value

in

addition

to

the

costs

of

integrating

Credit

Suisse
(approx. USD

14 billion).

The partial

recovery of

the share

price in recent

weeks due to

early December
speculation about

a possible

compromise confirms

the relevance

of regulation

for valuation.

However,
market

participants

remain

concerned

that,

although

UBS

would

report

very

high

capital

under

the
proposed

regulation, it

would not

be able

to use

that capital

productively and

would therefore

lose a
great deal of competitiveness.
The material additional costs resulting from the proposal would also place a heavy burden on the
Swiss
economy
, as

UBS would

have to

partially offset

the additional

costs by

increasing prices

for loans

and
services in Switzerland. The

Federal Council's argument that

UBS would only

raise prices abroad

fails to
take into account that the requirements would be imposed in Switzerland and that UBS would therefore
also have to hold the excess capital in its parent bank domiciled in Switzerland. This would happen in an increasingly difficult credit

environment with higher refinancing

costs. Global economic challenges have
also led both the US and the UK to recognize that banking regulation has gone too far and to announce
significant capital relief measures in order to provide the economy with additional credit.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

The SNB confirms that banks' refinancing costs in the financial market have risen and are having an
impact on lending. It mentions

that the costs on the

Swiss financing market may reflect an

adjustment in
UBS's risk

assessment of loans

to former Credit

Suisse clients, which

is confirmed by

UBS analyses. The
SNB

also

points

out

that

stricter

regulation

is

already

contributing

to

higher

refinancing

costs

in

the
domestic market. Global

banks with

access to

international capital markets,

such as

UBS, can

use their
more diversified

refinancing sources

in such

a market

environment to

help avoid

a credit

crunch in

the
Swiss market, even in a difficult economic environment.
The economic

impact should

be assessed

through a

thorough
regulatory impact

assessment
before
far-reaching

decisions are made.

According to

the authors’

assessment, the BSS

study published by

the
Federal

Council

does

not

meet

this

requirement.

The

responses

to

the

consultation

on

the

Capital
Adequacy Ordinance show that fears of negative effects across the entire economy are widely shared.
Conclusion
: UBS

rejects the

full deduction

of foreign

subsidiaries from

CET1 capital,

as this

would be
disproportionate, not

internationally aligned,

and not

targeted. Furthermore,

the lessons

learned from

the
Credit Suisse crisis

would not be

adequately taken into account.

The proposal would

lead to significant
additional

costs

and

jeopardize

the

continuation

of

the

successful

UBS

business

model.

The

existing
regime,

if

applied consistently,

would

have

forced

Credit

Suisse

to

make

structural adjustments

much
earlier in order to ensure the company's survival.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

1
2
1.

Introductory remarks

On April 6, 2024, the Federal Council presented measures to learn from the Credit Suisse crisis. On June
6, 2025, it presented

key parameters for

changes to laws

and ordinances and made

specific proposals for
changes to the ordinance relating to software, deferred tax assets, and regulatory valuation adjustments
(PVA),

as well

as AT1

instruments. These

were published

together with

an assessment

of the

potential
costs

and

benefits

by
Alvarez

&

Marsal
and

a

brief

expert

opinion

on

capital

cost

effects

by
Prof.
Zimmermann .
Around

70

consultation

participants,

including

business

associations,

political

parties,

and

cantons,
submitted comments on the key parameters and specific

proposals for regulatory changes by September
29,

2025.

A

majority

of

the

comments

(around

60%,

see

Appendix

2)

emphasize

the
need

for

a
balanced

regulatory

package
and

do

not

consider

the

proposals

presented

to

be

sufficient

in

this
regard.

On September

26, 2025,

the Federal

Council published its

specific proposal

for the

amendment to

the
law on

the capital underpinning

of foreign

subsidiaries and opened

the consultation period

which runs
until January

9, 2026.

The Federal

Council also

published a

report,

which was

prepared by

the
consulting
firm BSS. This
does not

adequately address

the Federal

Council's proposals

and does

not provide

any
tangible benefits.

The report

contains only

qualitative and sometimes

contradictory impact assessments
of selected measures and does not provide useful input for

a regulatory impact assessment.
This

consultation

response

covers

UBS's

position

on

the

Federal

Council's

capital-related

proposals

in
general and

the specific

proposal on

capital requirements

for foreign

subsidiaries in

particular.

For our
comments

on

the

regulatory

amendments

(software,

deferred

tax

assets,

and

prudential

valuation
adjustments), please refer to our consultation response dated September 29, 2025

. A summary of
the key

points can

be

found in
section 2.1

of this

response. UBS

will

comment in

detail

on

the other
elements of the package of measures in future consultation

procedures.
1

Consultation responses on the amendment to the Capital Adequacy Ordinance

2

UBS consultation response on the amendment to the Capital Adequacy Ordinance

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

2. Assessment of the package of measures
•
UBS

is

committed

to

strong

and

consistently

implemented

regulation

based

on

a

balanced,
internationally aligned package of

measures.
•
UBS

rejects

the

proposed

extreme

capital

measures,

as

they

are

neither

proportionate

nor
internationally aligned,

nor are they targeted,

because they do not adequately take into account the
lessons learned from the Credit Suisse crisis.
•
Alternatives that

have an equivalent

effect at lower

cost have not

been given adequate

consideration.
•
There

is

still

no

comprehensive

package,

and

there

is

no

sound

regulatory

impact

assessment;
moreover,

the capital costs are significantly underestimated.
•
The full deduction from

CET1 capital when capital

underpinning foreign subsidiaries at parent

bank
level

is

unnecessary

and

disproportionate;

it

would

lead

to

significant

additional

costs

and

would
jeopardize the continuation

of the successful UBS

business model. Furthermore,

the overall economic
impact has not been analyzed and quantified.
2.1.
UBS

statement

of

September

29,

2025,

on

amendments

to

the

Capital

Adequacy
Ordinance

Switzerland

already

has

one

of

the

strictest regulatory

capital

regimes

in

the

world

and

sanctions the
growth of

systemically important banks

with disproportionate capital

surcharges.

The Federal

Council's
proposals represent

an additional
package of "worst of"

regulations
, taken in

isolation from foreign
regulations, which overall result in a

significant deviation from the

Basel standards and the regulations of
competing locations (e.g., the EU, UK, and

US).

In

two

key

areas,

namely

the

treatment

of

foreign

subsidiaries

and

deferred

tax

assets

from

timing
differences (TD

DTA), Swiss

regulations even

exceed the

strictest regulations

of these

locations. In

addition,
Switzerland has already implemented the final Basel 3

standards earlier and more comprehensively

than
the EU, UK, and

US. Due to

the more extensive application

of the final Basel

3 standards, UBS

already has
to

hold

around

10%

more

capital

than

its

international

competitors

for

the

same

risks.

Despite

the
supposedly strict

UK regulations in

certain areas, a

comparable UK

G-SIB in Switzerland

would today have
substantially higher capital requirements applying the current Swiss regulations.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Figure 1: Proposed TBTF regime exceeds the strictest

international regulations
3
Highest
requirements
Deferred tax assets
due to temporary differences
Prudential valuation
adjustments (PVA)
Foreign
participations
RWA calculation /
implementation of
Basel III final
Capitalized Software
Leverage ratio
requirements
Switzerland – proposed TBTF regime EU UK US Basel 3 Standard
Switzerland –current

TBTF regime
International
minimum
standards
Source: Own representation. Reading

example: The current

regulatory treatment of foreign

subsidiaries
in

Switzerland

(red

dotted

line)

is

slightly

less

strict

than

that

in

the

UK,

but

stricter

than

in

other
jurisdictions and

the Basel 3 standards. Under

the proposed TBTF regime (red

solid line), the regulatory
treatment

of

foreign

subsidiaries

in

Switzerland

would

be

the

strictest.

Note:

The

US

has

not

yet
implemented the final Basel III standards

but is already subject to significant

restrictions in the calculation
of RWA

(see Collins

Amendment). At

the same

time, the

US is

undergoing a

comprehensive review

to
simplify and reduce regulatory

requirements.
Given

the current

size of

UBS,

the proposed

measures would

mean that

the UBS

Group's
CET1 ratio
would not only be

significantly higher than that of

its competitors

but would also be

reported at
around 3.5

percentage points

too low

compared with

its competitors
, regardless

of how

efficiently
UBS manages

the parent bank.

This contradicts

the Basel Committee's

basic idea

that banks'

capital ratios
should be internationally comparable.
3
2% due to the amendments to the ordinance as proposed by the Federal

Council, approx. 1.5% due to B3f.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Figure 2: Comparison of capital requirements for

G-SIBs
4
5
6
~21%
~14%
~17%
~5%
Current
UBS
de-facto
minimum
Full
deduction
of foreign
subs
Future UBS
de-facto
mimimum
basedon
proposals
~19%
13.5%
12.5% 12.5%
12.3%
11.8%
11.8%
11.6%
11.6%11.6% 11.5% 11.5%11.5%
11.0%
10.9%
10.0%
8.5%
UBS Peers
Peer average
11.5%
CAO proposals would merely create the
appearance of a lower CET1 capital ratio
Without Basel III finalization

impact
Source: Own representation,

data from peers based on available financial reports
The

costs

of

these

far-reaching

measures

would

severely

weaken

UBS's
competitiveness both
domestically

and

internationally

and

impose

significant

additional

costs

on

the

Swiss

economy

in

an
already difficult environment. This

concern is also

shared by external

analysts and in

comments by experts
(e.g., Alvarez & Marsal
)
.

Under

the

applicable

regulations,
UBS

is
already
required

to
hold
around

USD

15

billion

more
capital
as part of the
emergency takeover of Credit Suisse
. This includes the progressive TBTF capital
surcharge of

around USD

6 billion,

which takes

into account

the larger

balance sheet

total and

higher
domestic market

share of

the combined

bank, as

well as

the elimination

of USD

9 billion

in regulatory
concessions

granted

to

Credit

Suisse.

However,

the

Federal

Council's

proposals

would

increase

the
additional capital requirements by a further

USD 24 billion, meaning that UBS would

have to hold a total
of around USD 39 billion in additional capital.
4

Pro-forma figures based on 1Q25 and assume proposed

measures are fully applied; assumes a static
countercyclical buffer and Pillar 2 add-ons; progressive

add-ons are based on expected levels of LRD (Leverage
Ratio Denominator) and market shares (phased in until 2030); LRD categories are as proposed in the Federal
Council’s letter dated June 6, 2025. Given expected UBS AG capital ratio of 12.5-13.0% and UBS Group

AG
equity double leverage of ~100%,

and current UBS Group de facto minimum of 14%.
5
Based on available financial reports as of 9 January 2026, for publicly listed North American and European G-SIBs
(Global Systemically Important Banks), excluding custodial banks; U.S. G-SIBs are assessed on a standardized basis;
EU peers reflect Pillar 2 add-ons of 1.3%, based on the average value from the aggregated results of the
EU Supervisory Review and Evaluation Process (SREP) 2024, published by the European

Central Bank, and is also
used as a proxy for UK competitors
6

Alvarez & Marsal (2025): Analysis of the costs and benefits from proposed changes to the regulatory capital
treatment of participations in foreign subsidiaries of Swiss-based SIBs.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Figure 3: USD 39 billion additional capital requirement

due to Credit Suisse acquisition and tighter
regulations
7
8
Compensation for
regulatory
concessions, e.g.,
elimination of the
regulatory filter
Progressive
TBTF component
Required additional
capital due to
existing regulations
Required additional
capital based on capital
proposals
Total additional
capital required
~24
~15
~39
~6
~9
Acquisition of Credit Suisse
Regulatory
proposal
Total
Source: Own representation
2.2.
Important developments since the Opening

of the consultation
The

comments

published by

the

Federal

Department of

Finance

(FDF)

on

October

15,

2025,
on

the
proposed amendments

to the

Capital Adequacy

Ordinance
show that

UBS is

not alone

in having
serious

concerns

about

the

disproportionate

nature

of

the

proposed

requirements.

All

business
associations, the

financial sector, cantons with

strong financial centers,

and all business-orientated

parties
reject the Federal Council's proposals for the full deduction of software and deferred tax assets, either in
full or at least in the

majority.

Approximately 75% of the parties participating in the

consultation clearly
indicated that the proposals should be reviewed. The

costs of the proposed regulation should not have a
disproportionate

negative

impact

on

Switzerland

as

a

banking

center

and

the

economy

as

a

whole.
Furthermore, many comments criticize the lack of an overall view and international alignment, as well as
the lack of differentiation

between capital underpinning in ongoing

business operations (going concern
principle) and the funds necessary for resolution (gone

concern).
On November 4 and 13,

the
Economic Affairs and Taxation Committees of the Federal

Parliament
(WAK-N and

WAK-S)
wrote two separate

letters

to the

Federal Council in

which they acknowledged
the need for measures to be

taken, but at the same time

demanded that the entire package

of measures
should

not

go

beyond

international

standards.

Both

committees

recommend

that

the

treatment

of
deferred tax

assets arising

from timing

differences and

software be

aligned with

the relevant

EU directives.
7

The reduction in the progressive TBTF component from

approximately CHF 9 billion to approximately CHF 6 billion
due to new information from FINMA at the end of September leads to a reduction in the additional total capital
requirement to approximately CHF 39 billion compared

to the original estimate of approximately CHF 42 billion.
8
Letters from the WAK-N and WAK

-S

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

9
10
Figure 4: Expected impact of adjustments to

capital requirements in peer jurisdictions
11
(19bn)
+6bn
+24bn
(138bn)
USD
USD
EUR
USD
While Switzerland

intends to

significantly tighten capital

regulations, its

main competitors

are currently
simplifying or relaxing

their regulations.
Alvarez & Marsal

(A&M)
, which prepared

an expert opinion

for
the Federal

Council in

June 2025,

points out

in its

report

dated October

13, 2025,

that Switzerland's
proposals to

tighten capital

requirements stand in

sharp contrast

to developments

in competing

locations.
They point out

that deregulation

in the US

will release USD

138 billion of

CET1 capital

(14% of total

CET1
capital of

all banks).

This is

expected to

create additional

lending capacity

for the

economy and

capital
market activities estimated

at USD 2.6 trillion.

The UK regulatory authorities

are following the US

and will
reduce

the

Tier

1

minimum

capital

requirements

from

14%

to

13%

from

2027

in

order

to

create
additional

lending

capacity

for

the

economy

and

support

growth.

The

Bank

of

England

made

a
corresponding announcement

on December 2,

2025.

In the EU,

the focus has

so far been

on simplifying
regulatory requirements. Switzerland's plans for a stricter

TBTF capital regime are moving in the opposite
direction, with negative consequences for the Swiss

economy,

the international competitiveness

of Swiss
banks, and the Swiss financial center. These aspects must also be taken into account in a comprehensive cost-benefit analysis.
Source: Own representation, Alvarez & Marsal
In June and

October 2025,
Standard &

Poor's (S&P)
expressed concerns about UBS's

competitiveness
and capital costs as a result of the

implementation of the current proposals: "
On a pro forma basis, and
absent mitigation,

the proposed

amendments could

lead the

UBS Group

to pile

up additional

CET1 capital
of up to

$24 billion (according

to the bank's

estimate). This might
increase UBS's cost

of capital
and
potentially

place it

at

a
significant competitive

disadvantage
both

globally and

domestically
." and
"
Stronger capitalization is usually supportive of credit ratings, but only if banks can concurrently operate
a sustainable business model
."

9

Alvarez & Marsal (2025): "Bank deregulation primer; US-led bank deregulation wave begins under Trump
administration," October 2025
10

Bank of England (2025)

11

Standard & Poors (A. Lozmann, B. Heinrich), "Debate To

Enhance Regulation After Credit Suisse Enters The Next
Phase, Leaving Most Questions Open For Now," October 2025

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

12
13
14
15
On September 26, 2025,

the Federal Council published a
study by the consulting

firm BSS

, which
was

intended

to

contribute

to

the

regulatory

impact

assessment.

The

study

deals

with

the

Federal
Council's proposals

inadequately and

provides no

tangible benefits.

Neither is

the effectiveness

of the
measures assessed in a well-founded

manner,

nor are the costs of the

Federal Council's proposal and

the
alternatives analyzed appropriately.

The study selectively summarizes existing literature and the opinions
of

only

eight

experts,

several

of

whom

are

well-known

advocates

of

stricter

banking

regulation.
Accordingly, it provides one-sided arguments in support of the proposal for the full deduction of foreign subsidiaries. In

order to

underline the

importance of

the proposed

measure, the

effectiveness of

other
major measures such as strengthening AT1 capital,

recovery and resolution planning (RRP)

and corporate
governance was dismissed. The BSS

study contains only qualitative and

sometimes contradictory impact
assessments of selected measures with regard to the objectives of financial market stability, ensuring the
maintenance

of

systemically

important

functions

in

a

crisis,

and

avoiding

state

aid.

Other

regulatory
objectives such as proportionality or the impact on the Swiss financial center are not taken into account.
In an

article published

on November

28, 2025

Professor Martin

Janssen also

criticized the

study, accusing
it of lacking objectivity and providing insufficient analysis.
The

mandatory
regulatory

impact

assessment

(RIA)
for

the

proposed

banking

regulation

is

not
available. The RIA

is an instrument for

ex-ante analysis and

presentation of the

economic impact of

the
federal government's legislative proposals. It is intended to create transparency about the effects of new
regulations and

to identify possible

alternatives. In this

way,

it provides

political decision-makers with

a
fact-based

basis

for

decision-making.

According

to

the

Federal

Council's

guidelines,

RIA

work

should
begin early in the legislative process and the findings should contribute to the optimization of regulation
during the drafting

of the legislation
. An RIA

focuses on
five points: ( i
) the necessity

and possibility of
government action; (ii)

alternative courses of

action; (iii) impact on individual

social groups; (iv) impact on
the economy as a whole; and (v) appropriateness of implementation.

To

our knowledge,

only work on

the assessment point

"impact on the

economy as a

whole" has been
published separately to date (study by BSS
). In

addition, as

explained above,

this BSS

study is
insufficient
in terms

of both

content and

methodology
to serve

as a

basis for

assessing the

potentially far-reaching
effects on the economy

as a whole. In

order to provide

a more meaningful basis

for decision-making, a
more thorough examination of alternatives is needed. The existing documents do not coherently explain why

other

options

–

even

though

less

intrusive

measures

would

have

been

possible

to

achieve

the
objectives –

were not

pursued at

the beginning of

the legislative process.

An analysis

of the

impact on
individual social groups (including UBS) and an appropriate basis for assessing the economic implications of the proposed measures are also required.
12

Study by consulting firm BSS
13

Finews guest article by Prof. Martin Janssen
14

Page 4, Regulatory Impact Assessment (RIA) Manual of

the Federal Department of Economic Affairs,
Education and Research. Version

2.0. (April 1, 2024).

15

BSS Economic Consulting. Contribution to a regulatory

impact assessment: Effects of TBTF regulation.
September 11, 2025.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

16
17
18
3. Assessment of capital requirements for foreign subsidiaries
•
UBS supports a strong and credible

capital regime for Switzerland. The proposal for a

full deduction
from Common

Equity Tier

1 (CET1)

capital is

neither proportionate

nor internationally

aligned and
does not adequately take into account the

lessons learned from the Credit Suisse crisis.
•
Between 2020 and

2022, Credit Suisse's

parent bank had

to take heavy

losses due to

extensive write-
downs

on

foreign

subsidiaries.

These

were

the

result

of

an

unsustainable

strategy,

aggressive
valuation

of

foreign

subsidiaries,

and

the

regulatory

filter.

In

addition,

unlike

UBS,

Credit

Suisse's
parent bank had

built up

the capital

underpinning of

its subsidiaries

under the

regulations at

the time,
making full use of the 10-year transition period

(full implementation in 2028).

•
The

proposal

for

full

deduction

does

not

take

into

account

the

difference

between

capital
underpinning in ongoing

business operations,

an extreme crisis,

and possible recapitalization

through
the conversion

of debt.

Furthermore, a

full write-off

of all

foreign subsidiaries

in ongoing

business
operations is an unrealistic scenario.
•
The

explanatory

report

lists

various

effective

alternatives.

However,

the

bar

for

assessing

the
alternatives

was

set

so

unrealistically

high

that

only

a

full

deduction

–

as

an

extreme

variant

–
represents a viable option, without due consideration of the associated costs.

•
The complete insulation of the

parent bank's Common

Equity Tier 1 (CET1) capital

from changes in
the

value

of

foreign

subsidiaries

also

contradicts

the

business

model

of

an

internationally

active
company.

A

group

as

a

whole

benefits

from

the

earnings of

its

international business

units.

This
diversification also increases the resilience of the entire group.
•
As part of its

recovery and resolution

planning,

UBS must also

maintain significant

buffers in the form
of debt convertible into equity

(approx. USD 100 billion in bail-in

bonds), which is available

to absorb
extreme losses.
3.1.
Lessons

learned

from

the

Credit

Suisse

crisis

regarding

the

treatment

of

foreign
subsidiaries
The capital underpinning

of foreign subsidiaries

should take appropriate

account of the lessons

learned
from the

Credit Suisse crisis.

The significant

write-downs on

foreign subsidiaries

in the

years 2020

to 2022
resulted from aggressive valuation
based on overly

optimistic discounted cash flows

despite negative
trends in the business and financials.

This was confirmed both by the PUK

based on the expert opinion
of Prof. Birchler

and by FINMA

. In addition, Credit Suisse's

parent bank had insufficient capital

due to
regulatory

concessions.

The
regulatory

filter

led

to

an

artificial

increase

in
the

parent

bank's
Common Equity Tier 1 (CET1)

capital,
and the 10-year transition

period for the capital

requirements,
which masked the urgency of the situation, resulted

in an insufficient capital underpinning.
16
PUK report

(2024, p.

8): "The

audit firm

commissioned by

FINMA to

verify the

market value

calculations of

the
Parent Bank's subsidiaries identified a substantial overestimation of market values (fair value) by CS AG at the end
of 2019 and in mid-2021."
17
Birchler

expert

report

(2024,

16):

"When

it

introduced

the

filter,

FINMA

made

its

application

contingent

on
obtaining a second opinion on the value of

the investments. It therefore commissioned

the auditing firm BDO AG
twice –

at the

end of

2019 and

in mid-2021

– to

review

CS's valuation

of the

subsidiaries. In

both cases,

BDO
found that CS had substantially overestimated the fair values."
18

FINMA report, Lessons

Learned from the CS

Crisis (2023, p. 60):

"Changes in earnings prospects,

for example as
a result of adjustments to business activities or restructuring, had a significant impact on market values and thus –
in the case of value adjustments – directly on the parent bank's equity."

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Figure 5: Effect of aggressive valuation and regulatory

concessions
Figure 6: Credit Suisse AG's foreign subsidiaries

(CHF billion)
Credit Suisse AG
Aggressive Valuation
(DCF)
Phase-in of
requirements
Regulatory filter
15
6
Dec ‘19 Dec ‘22
Write-down:
-45 (-63%)
72
27
Overvaluation due to
regulatory filter
Overvaluation
due to
regulatory filter
Source: Own representation
Aggressive valuation and

regulatory concessions

meant that

Credit Suisse AG (parent

bank) had to

record
a
loss in value of CHF 45 billion
(-63%) on its foreign subsidiaries between 2020

and 2022.
Source: CS regulatory disclosures.
Early

implementation

of

the

current

regime

and

conservative

valuation

of

subsidiaries

would

have
significantly increased Credit Suisse's resilience
and also enabled timely restructuring.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

3.2.
Assessment of the Federal Council's

proposal and the rejected alternatives
3.2.1.
Assessment of the full deduction of foreign subsidiaries

from Common Equity Tier 1
(CET1)
The Federal Council proposes full deduction of

investments in foreign subsidiaries from Common Equity
Tier 1 (CET1)

capital in order to

strengthen the parent bank in

Switzerland and protect

it completely from
possible write-downs of its international

subsidiaries.

UBS rejects this proposal for the following reasons:
●
A

full

CET1

deduction

is
not

targeted
,

as

it

would

indiscriminately

disadvantage

international
activities. The goal

of ensuring that

any losses in

the book values

of foreign subsidiaries

do not affect
the parent

bank's CET1

capital in

any scenario,

no matter

how unlikely, is extreme

because it

assumes
not

only

zero

risk

tolerance

but

also

a

completely

unrealistic

scenario.

The

insulation

of

foreign
subsidiaries also

contradicts the

business model

of an internationally

active company, where business
and

geographical diversification

reduces

the risk

of a

simultaneous and

complete loss

of value

of
foreign operations.
●
Based on the UBS financial

figures for the first quarter of

2025, which were also used

by the Federal
Council, the proposal would lead to additional capital

requirements of approximately USD 23 billion
(approximately 1/3 additional

Common Equity Tier

1 capital,

CET1). We estimate the

net annual cost
of

this

additional

capital

at

approximately

USD

1.7

billion,

which

is

why

the

proposal

is

also
disproportionate
. A sufficient cost/ benefit analysis has not been carried

out.
● A full CET1 deduction would also not be internationally aligned and would therefore be a Swiss solo effort.

There are

no relevant

competing financial

centers that

apply a

full CET1

deduction to
foreign subsidiaries.

In the

EU and the

UK – contrary

to the

explanations in

the Federal

Council report
– CET1

investments in subsidiaries

are underpinned with

a risk

weighting of 250%

up to 10%

of
the

parent

bank's

Common

Equity

Tier 1

(CET1)

capital and

do

not

have

to

be

deducted

in

full.
Furthermore, no

global standard

and no

major jurisdiction

require a

full deduction

of AT1 investments
in foreign subsidiaries from

the parent bank's CET1.

In addition, both the authorities in

the EU and
the UK grant

their banks extensive exemptions

(e.g., the EU

does not generally require

compliance
with

this

requirement)

or

relief

(e.g.,

the

UK

has

significantly

lower

capital

requirements

on

an
unweighted basis, i.e., leverage ratio).
3.2.2.
Assessment of the alternatives rejected

in the explanatory report
The explanatory report rejects

all of the alternatives

listed as insufficiently effective

because they do not
completely insulate the parent bank's Common Equity

Tier 1 (CET1) capital.

The assessment did not take
into account the costs associated with

the
extreme requirement , the impact on the bank's competitive
position and profitability, or the instruments of recovery and resolution planning (RRP).
The Federal Council's proposal

attempts to address

the lessons learned by

moving
from one extreme,
with very far-reaching regulatory concessions in the case of Credit

Suisse,

to another extreme
,
proposing to eliminate all

risks regardless of cost.

The current capital regime

for foreign subsidiaries has
a balanced cost/benefit ratio. In principle,

therefore, no adjustments to the system are necessary.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Figure 7: Capital underpinning of foreign subsidiaries

– cost/ benefit perspective
19
Capitalization of foreign subsidiaries
based on cost / benefit
Credit Suisse
with concessions:
Regulatory filter,
aggressive valuations
and long phase-in
periods
Federal Council proposal
Full CET1 deduction
Current
regime
(UBS)
Conservative
valuations
(appliedto

current
400% risk weightings)
Symmetric
deduction
Tier 1
deduction
80 % Tier 1
deduction
Negative cost / benefitBalanced

cost / benefit
Source: Own representation
The explanatory report lists the following alternatives:
● The
symmetrical deduction of CET1 and AT1
provides for a deduction of subsidiaries in the form
in which the subsidiaries receive the capital.

This proposal represents a very far-reaching

regulation.
Although the UK and EU have similar rules, these are not

applied in practice in the EU due to legally
regulated exceptions.

In the

UK, they

are more

than offset

by very

far-reaching

concessions in

the
unweighted capital requirements.

● A
(partial)

deduction

from

Tier

1
provides

for

the

capital

underpinning

of

foreign

subsidiaries
based

on

the

applicable

Swiss

capital

regime.

With

a

full

deduction,

these

would

be

backed

by
approximately three-quarters

of Common

Equity Tier

1 (CET1)

capital and

one-quarter of

AT1 capital.
With a partial deduction of 80%, 58% of foreign subsidiaries would be backed by

Common Equity
Tier 1 (CET1) capital and 22% by AT1

Tier 1. Building up this additional CET1 capital would involve significant costs.
● The
partial use of bail-in bonds
to cover risks from investments in foreign subsidiaries recognizes the potential of convertible debt to recapitalize the group in a resolution, which would facilitate the restructuring and repositioning of the group.

This is also recognized by FINMA.
●
Increasing

the

risk-weighting
of

foreign

subsidiaries

would

also

be

an

effective

measure

to
strengthen the

parent bank's

capital. The

authorities' concerns that

risk weighting

would result

in
the

reporting

of

the

parent

bank's

Tier

1

at

a

level

which

is

too

high,

thereby

undermining

the
effectiveness of

the leverage

ratio as

a risk

management instrument,

could be

addressed

through
various measures.

See consultation response/

blog by Orbit36 dated December 11, 2025

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

● The use of different capital requirements for wealth management and investment banking units
is intended to reflect the different risks associated with

these business activities.

However,

this
alternative does not take into account the fact that diversification across different business activities is important for a stable

business model. Capital requirements

should therefore be based not

(solely)
on the allocation to a business unit, but on

the objective risk profile.

● An
alternative valuation

approach for subsidiaries based

on net book value
(i.e., net value of
assets and

liabilities, without

taking into

account any

goodwill) would

consistently provide

a very
conservative

valuation.

This

would

ensure

that

only

actual

gains

and

losses

are

included

in

the
valuation instead of

profit forecasts. As explained

in the explanatory

report, this not

only reduces the
risk of

a very

high valuation

loss in

a crisis

but also

means that

the net

book value

roughly corresponds
to

the

subsidiary's

equity.

This

in

turn

means

that

losses

in

a

subsidiary

would

have

a

consistent
impact

on

the

parent

bank

and

group.

This

would

also

greatly

reduce

significant

valuation
fluctuations and write-downs.
3.2.3.
Comparison of the effectiveness of the measures

The alternatives

should be

subject to an

appropriate cost-benefit

analysis. In

the table below, we

compare
the
capital coverage and effectiveness
of selected alternatives.

Table 1 shows that no adjustments

are necessary in principle.

However, the Credit Suisse crisis has

shown
that a
conservative valuation

of

subsidiaries
contributes significantly

to stability

and reduces

large
valuation fluctuations and write-downs.

The table also shows

that the
alternatives
chosen by the Federal

Council lie between

the current regime
and a full CET1 deduction in terms of capital

adequacy and additional capital accumulation.
As the table

shows,
the Federal Council's

proposal for a

full CET1 deduction

clearly does not

meet
the criteria
and would

lead to

estimated additional

annual costs

of USD

1.7 billion

as a

result

of the
significant capital accumulation of USD 23

billion.

The

alternatives

identified

by

the

Federal

Council
(see

3.2.2.)

should

be

evaluated

in

terms

of
impact/benefit and

costs. In

doing so, the

degree of effectiveness

to be achieved

should be

clearly defined
and the principle of necessity
applied (i.e., no

unjustified zero risk

tolerance). The

identified alternatives
should

be

assessed

on

this

basis

and

their

degree

of

effectiveness

evaluated.

The

alternatives

that
ultimately

achieve the

necessary degree

of

effectiveness should

then

be

subjected to

a

thorough

cost
review.

USD 46 billion Foreign subsidiaries	**Capital coverage** (USD billion and %-capital underpinning)			**Additional capital requirement**[21] (USD billion)		**Effectiveness of measures**		
	CET1	**AT1**	**Tier 1**	**CET1**	**AT1**	Targeted	Propor-tionate	Int'ly co-ordinated
Current regime	23.2 50%	8.0 17%	**31.2** **67%**	-	-	✓	✓	✓
80% Tier 1 deduction	26.9 58%	10.3 22%	**37.1** **80%**	+3.6	+2.3	✓	⊖	✓
Tier 1 deduction[22]	33.6 72%	12.9 28%	**46.4** **100%**	+10.4	+4.9	⊖	⊖	✓
Symmetric deduction[23]	35.9 77%	3.7 8%	**39.6** **85%**	+14.8	-3.5	⊖	✗	⊖
CET1 full deduction	46.4 100%	- -	**46.4** **100%**	+23.2	-8.0	✗	✗	✗

Legend: ✓ Substantially met / ⊖ Partially met / ✗ Not met.

Internationally aligned: Taking into account the regulatory exemptions granted to competitors.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Table 1: Effectiveness of alternatives (1Q25
20

)

21
22
23
Additional capital
requirement

(USD billion)
- -
17% 67%
Tier 1
deduction
+
Symmetric
deduction
-
-

We would also like to draw attention

to the
macroeconomic impact of excessive capital requirements.
While

insufficient

capital

requirements

lead

to

high

macroeconomic

costs

caused

by

banking

crises,
excessive requirements also result in high costs

in net terms:

the economy as a whole must

expect higher
financing costs throughout

the economic cycle

if capital requirements

lead to

a credit

crunch or higher
borrowing costs. Reduced

profitability in

the banking sector

due to

excessive requirements

weakens its
resilience. Excessive requirements also make it impossible for banks to continue supporting the economy in

times

of

negative

economic

conditions,

which

can

exacerbate

economic

downturns.

A

solid

and
comprehensive cost-benefit

analysis at

the level

of the

banking sector

and the

economy as

a whole

is
therefore essential.
20

Pro

forma figures

are

based

on the

first quarter

of 2025

and assume

that the

proposed

measures

will be

fully
implemented. The additional net CET1 requirement was calculated without the surplus above the lower end of the
guidance range of

12.5–13% for the first

quarter and adjusted

for expected repayments

of approximately USD

5
billion, resulting in a reduction in risk-weighted

assets of around USD 20 billion,

which would release around USD
2.5 billion in CET1

capital, which is

then expected to be

transferred to UBS Group

AG (see UBS media

release dated
June 6, 2025). AT1 assumes that the total regulatory AT1 capacity of 4.3% of risk-weighted assets will be utilized.

21

The additional capital build-up will result in additional annual capital costs.
22

The Tier 1

deduction distributes the deduction of

foreign subsidiaries proportionally between CET1 capital and

AT1
instruments, based on an assumption of max. AT1

based on the existing capital adequacy regulations.
23

The

symmetrical

deduction

follows

the

strict

UK

approach

(without

exemptions):

AT1

instruments

invested

in
foreign

subsidiaries

are

deducted from

the parent

bank's

AT1,

while

the remainder

of the

value

of the

foreign
subsidiaries is deducted

from CET1

capital. The UK

approach also allows

subsidiaries of up

to 10% of

the parent
bank's CET1 to be risk-weighted at 250%.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

24
25
4.
Recovery and resolution is key for financial

stability
•
The TBTF regime

includes instruments

across the entire

crisis continuum

to provide optimal

protection
for

taxpayers.

The

capital

regime

must

take

into

account

the

crisis

continuum

with

recovery

and
resolution planning
.
•
In September 2025, FINMA confirmed that

the preferred resolution strategy for UBS is credible.

•
The recovery plan

offers management

a range of

capital and

liquidity measures

to restore the

Group's
solid financial footing in a crisis.
•
AT1

instruments are

central in

the recovery

phase.

UBS agrees

with the

Federal Council

that these
instruments should

be further

strengthened, in

particular by

aligning them

with the

practices followed
in the EU and the UK.
•
In a resolution, new

capital is created to

stabilize the entire group

by converting approximately USD
100 billion of convertible debt and, if not already used in the recovery phase,

approximately USD 20
billion of AT1 instruments.
4.1.
Loss-absorbing capacity (TLAC) covers

the entire crisis continuum

Central to

the parent

bank's resilience

is a
sustainable ,

profitable business

model
that allows

it to
absorb losses

during ongoing

operations and

raise additional

funds on

the capital

market if

necessary.
Extreme losses are

managed through
recovery and resolution

measures
, for which

additional financial
resources are available.
A

100%

loss

of

all

foreign

subsidiaries

while

continuing

business

operations

is

unrealistic
.
Nevertheless,

this

scenario appears

to

underlie

the

proposal

in

the

explanatory report,

which

requires
foreign subsidiaries

to be

fully deducted

from Common

Equity Tier

1 (CET1)

capital.

The group

would
have to be able

to absorb extreme losses

from foreign subsidiaries as

part of its recovery plan

with capital
measures, if necessary also with

the use of AT1

capital.

In all alternatives,

the group's CET1 ratio

would
fall below

the level

of the

parent bank

at the

latest when

foreign subsidiary

valuation losses

reached 50%.
In the case

of a full

CET1 deduction,

this would already

occur after a

loss of 20%.

Once the Group's

CET1
ratio is lower than

that of the parent

bank no additional risk protection

is required for

the parent bank,
as the Group's

CET1 ratio

determines when

capital measures

are necessary, including the

implementation
of the recovery plan.
In an extreme

crisis scenario,

the
Swiss resolution

regime
comes into

play. Systemically important

banks
must

support

FINMA in

developing credible

recapitalization

and

restructuring

plans.

This

also

includes
building up

substantial debt

capital

that can

be

converted into

equity if

necessary (bail-in

bonds).

The
amount of Common Equity Tier 1 (CET1) capital is set at a level that can absorb losses under high stress,
but not

extreme losses.

The AT1

component and

bail-in bonds

mentioned above

are

intended for

this
purpose.
24

The

Law

and

Ordinance

use

the

terms

"Recovery"

and

"resolution"

to

describe

the

internationally

used

term
"resolution." In

its "key points"

of June 6,

2025, the Federal

Council proposes

replacing the term

"Recovery" in
the Banking Act with

"resolution" in order to distinguish it

from Recovery under private law. In

this sense, the term
"resolution" is used here to refer to resolution.
25

The calculations are based on an assessment of the subsidiaries on the basis of their net book value.

This means
that losses in subsidiaries have a similar impact on UBS AG and UBS Group. For more information on the
mechanics,

see also the statement by Orbit36, page 35, Fig. 4.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Figure 8: Model for recovery and

resolution
26
CET1
75bn
AT1
20bn
Bail-in
Bonds
104bn
~200 bn
3Q25
Going and gone concern

capital overviewUBS –Total

Loss
Absorbing Capacity
in USD
Business as usual Resolution Recovery
Leading Swiss
capital requirements
enable high loss
absorption in
ongoing business
operations
Triggering measures
in relation to AT1
instruments enable
stabilization in an
extreme crisis
FINMA deems the
bank to no longer
be viable,
recapitalization is
carried out by
converting debt
capital (bail-in
bonds) and
subsequent

restructuring
Going Concern Gone Concern
FINMA concluded
that UBS remains
resolvable under
existing preferred
resolution strategy
Source: Own representation
Figure 8 shows

the Group's available capital

in ongoing operations (going

concern,

CET1 and AT1)

and
in liquidation (gone concern,

bail-in bonds). If the stabilization measures are insufficient, i.e., if the bank
is unable to stabilize itself and is deemed by FINMA to

be no longer viable,
bail-in bonds provide access
to extensive debt capital that can be converted

into equity capital.
FINMA's preferred

resolution strategy

for UBS

is based

on a
single point

of entry

bail-in,
which provides
new capital to stabilize the entire group.

4.2. Recovery and effectiveness of AT1
The recovery plan
offers management

a range

of capital

and liquidity

measures to

stabilize the

bank
financially in a

crisis. AT1

instruments are central to

this. UBS agrees

with the Federal Council

that their
effectiveness can be further enhanced .
The

Expert

Group

on

Banking

Stability

recommended
aligning

AT1

regulation

with

international
practice.

The regulations

in the

EU and

the UK

provide

for the

suspension of

interest

payments if

a
certain capital ratio is not met. Unlike

the cumulative loss test for four quarters

proposed by the Federal
Council,

this predefined capital

ratio (e.g.,

falling below

the minimum

requirements) provides an

objective
benchmark that is consistently based on the bank's

capital strength.

26

See Expert Group on Banking Stability (2023, p. 75): "The FDF,

together with FINMA and the industry,

should
examine how the Swiss market for AT1 instruments

can be rehabilitated. The focus here is on a clear and
internationally understandable design of the instruments."

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

27
Figure 9: Restructuring is central to resolution
Bank prior
to crisis
Restructured
bank
Assets Assets
Resolution
Stabilization through conversion
of ~ 100bn TLAC debt and
~ 20bn AT1 into equity and
restructuring the bank
Swiss Bank
Wealth
Manager
Global
integrated
bank
Illustrative only
Such a solution is acceptable

to AT1 investors because they already have

to expect interest payments

and
bond

repayments

to

be

suspended

if

certain

capital

requirements

are

not

met.

At

present,

they

are
dependent

on

the

assessment

and

judgment

of

the

bank's

management/board

of

directors

and

the
supervisory authorities as

to when which measures

will be triggered. A

predefined capital ratio eliminates
discretionary leeway
and thus also largely

reduces the potential stigma

effects of suspending interest
payments. Such a regulation would align the Swiss

regime with international standards.
4.3. Resolution
The

resolution

of

banks

is

basically
comparable

to

restructuring

in

other

industries
.

Systemically
important

banks

must

also

prepare

and

test

comprehensive

recovery

and

resolution

plans

so

that
recapitalization and restructuring can be implemented

quickly and the bank can continue to operate.
The preferred resolution strategy focuses on the parent company, in the case of UBS, on UBS Group AG, through which

recapitalization would

be carried

out by

converting debt

capital earmarked

for this

purpose
into

equity

capital.

This

would

provide

new

capital

to

stabilize

the

entire

group
through

the
conversion of approximately USD

20 billion in

AT1

instruments (if not already

used in a

recovery phase)
and approximately USD

100 billion in

bail-in bonds. The

recapitalized bank would

have a very

high capital
ratio

and

could

thus

absorb

extraordinary

losses.

The

Public

Liquidity

Backstop

(PLB)

would

ensure
sufficient liquidity during the restructuring

phase if the bank were

temporarily unable to obtain liquidity
directly from the market.

Due to the

very high capitalization

and the restructuring

plan to be approved

by
FINMA in such a scenario, taxpayers would be

largely protected from default risks.
FINMA
reconfirmed the

credibility of

the preferred

resolution strategy

in September

2025
.

The following
figure shows

the key

components of

this strategy,

including recapitalization

through the

conversion of
designated debt (bail-in bonds) and the subsequent

restructuring of the bank.

Source: Own representation

FINMA resolution reporting UBS

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Under

the

guidance

of

FINMA,

UBS

is

developing
alternative resolution

strategies
that

reflect

the
lessons learned

from the Credit

Suisse crisis.

In contrast

to the preferred

resolution strategy, the aim is

not
to continue operating the bank, but to achieve an orderly exit from the market by selling all parts of the company and liquidating those parts that cannot

be sold. The group remains solvent at all times and can
therefore be wound down in a controlled manner.
The bank's
recovery and resolution planning
and the additional capital buffers (AT1)

and convertible
debt

(bail-in

bonds)

to

be

held

for

this

purpose

must

be

taken

into

account

when

determining

the
additional measures for the capital underpinning of

foreign subsidiaries.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

5. Economic impact of the proposal
●
UBS's

strategy

is

based

on

two

pillars:

the

Swiss

domestic

market

and

the

international

wealth
management

business

with

private

and

institutional

clients,

in

which

Switzerland

still

occupies

a
leading position

internationally. Our focused investment

bank helps us

to offer services

tailored to the
needs of our Wealth Management clients worldwide

and corporate clients in Switzerland.
●
Contrary to the description

in the explanatory report,

capital costs also have

a significant impact on
UBS's Swiss activities,

as UBS – like any cross-border

company – manages its balance sheet, income,
and costs globally, and the new requirements apply in Switzerland.

●
Additional

capital

costs

would

lead

to

higher

borrowing

and

service

costs

for

all

clients

–

private
clients, corporate clients, banks – including in

Switzerland, and to an overall reduction

in the supply
of credit.
●
According to the Swiss National Bank (SNB),

refinancing costs for Swiss banks have

risen significantly
in recent months,

leading to more expensive credit for households

and businesses. In addition, this

is
likely to

result not

only in

higher prices,

but also

in a

shortage of

supply, given the

ongoing refinancing
gap at numerous local banks.
●
The

proposed

regulation

would

also

further

distort

competition

in

Switzerland in

favor

of

foreign
banks.

EU

banks

in

particular

can

offer

loans

through

Swiss

branches

of

their

Parent

banks

at
conditions based on the significantly lower EU capital

requirements.

Swiss banks, on the other hand,
cannot offer lending business through branches in the EU.
●
Since

the

publication

of

the

Federal

Council

report

in

April

2024,

uncertainty

due

to

potentially
excessive capital requirements has led to a

significantly worse market valuation of UBS compared

to
banks in Europe

and the US,

resulting in significant

value destruction

for UBS shareholders

in addition
to the costs of integrating Credit Suisse.
5.1. Impact on Swiss clients
The

explanatory report

argues that

additional capital

costs

would

only affect

foreign

subsidiaries. This
assumption is

incorrect; additional

costs resulting

from substantially

higher capital

requirements would
also

impact
Swiss

activities
,

as

the

capital

adequacy

requirements

must

be

met

by

the

parent

bank
domiciled in

Switzerland. The

additional costs

must be

borne by

the entire

UBS Group

,

including UBS
Switzerland AG.
Additional capital costs would lead to higher credit and service costs for all clients, including those in
Switzerland, and

to an

overall shortage

of credit.

UBS's total

lending volume

to Swiss

households and
companies currently amounts

to around CHF 350

billion.

This amount underscores

UBS's role in

financing
the economic cycle

in Switzerland. In

addition,

many essential services

for Swiss clients

are provided

by
international subsidiaries

and branches. This

includes access to

international capital

markets and payment
transactions,

products

to

hedge

payment

and

currency

risks,

and
support

for

around

8,000

Swiss
corporate

clients

in

their

international

business
,

e.g.,

the

export

of

goods.

UBS

offers

its

Swiss
corporate clients

local services

and loans

at its

international locations

in

the US,

Europe,

and Asia.

An
increase in costs

would reduce

UBS's competitiveness

vis-à-vis local

banks abroad.

SME clients

would then
have to establish

new relationships with local

banks. This is

often difficult for

SMEs that are

not known
internationally.

Alternatively,

these

companies

would have

to

accept

higher

credit

costs,

which

would
make international expansion even more difficult for

these clients.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Figure 10: Development of credit volume and

increasing funding in the capital market
28
In interbank business
, most of

the 230 domestic

Swiss banks

use UBS to

access foreign

markets, as

they
do

not

have

their

own

international

network.

The

Swiss

economy

has

an

export

share

of

70%,

and
according to

Swissmem, this

figure is

as high

as 80%

for SMEs.

Domestic banks

therefore also need

access
to

international financial

markets

for

their

SME business.

In

interbank

business, they

use

UBS's

global
network to access international payment

systems, foreign exchange markets, securities transactions,

and
custody

and

depository

services.

Due

to

its

size

and

financial

strength,

UBS

makes

a

substantial
contribution to the

Swiss financial market

infrastructure and generates

around one-third of

the volume
that runs through the platform of the stock exchange

operator SIX. In addition, following the acquisition
of

Credit

Suisse, UBS

is

the only

remaining

Swiss

bank

licensed

by

the US

authorities to

process

USD
transactions and can

therefore offer

a key service

to other Swiss

banks. UBS is

also the global

leader in
Swiss franc clearing, with

a market share of 75%.

Domestic banks prefer a Swiss

bank that is both

locally
anchored and globally active as a reliable partner for their foreign and interbank business.

Source: SNB
In its

report "
Bank funding

costs
"

(November 13,

2025), the
SNB
confirms that

banks' refinancing
costs on

the financial

market have

risen and

are having

an impact

on lending.

Since the

end of

2021,
credit growth has exceeded

deposit growth by a

factor of four, and refinancing costs

on the Swiss capital
market have

also risen

fourfold. This

structural increase

in costs

is already being

passed on

to Swiss

clients.
The SNB also mentions

that the
costs on the Swiss financing

market may reflect an

adjustment by UBS in
its risk assessment

of loans to

former Credit Suisse

clients. This is

confirmed by UBS

analyses in mid-2024,
which showed that

over a 12-month period,

there was a 6x higher

credit loss expense per

billion in credit
volume

on

a

portfolio

of

former

CS

loans

to

Swiss

clients.

In

addition,

the

SNB

points

out

that

more
stringent

regulation

is

already

leading

to

higher

liquidity

holdings,

which

is

contributing

to

higher
refinancing costs in the domestic market. Global

banks with access to international

capital markets, such
as UBS, can use their more diversified refinancing sources in such a market environment to help prevent
a credit crunch in the Swiss market, even in a difficult

economic environment.

Bank funding costs

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

29
30
Even following the acquisition of

Credit Suisse by

UBS, the Competition Commission (WEKO)

continues
to

see
effective

competition
.

This

is

also

reflected

in

the

low

net

interest

margins

of

Swiss

banks
compared with

their European

counterparts. In

addition to

the existing

credit supply

shortage and

the
implementation of the final Basel 3 standards for lending, a further tightening of capital requirements is
therefore

likely

to make

loans even

more

expensive and

further restrict

supply.

Against this

backdrop,
measures

such

as

the

additional

capital

costs

proposed

by

the

Federal

Council

must

be

analyzed
comprehensively in terms

of their cost implications

for all clients in

order to avoid unnecessary

damage to
the efficient Swiss financial center.

Furthermore,

the

business

community

has

repeatedly

and

clearly

stated

its

position

on

the

negative
economic consequences

for the
Swiss economy

and for

SMEs
in

particular.

In

its

statement on

the
Capital Adequacy Ordinance

of September 29, 2025,

Economiesuisse stated:

"Regulation must therefore
not be assessed in isolation in the

financial sector,

but must always take into account the impact

on the
economy

as

a

whole:

restricted

credit

supply,

higher

financing

costs,

and

a

weakening

of

investment
activity directly affect the real economy – especially SMEs and industrial investment projects."
5.2.
Impact on the Swiss financial center and

the economy
The

financial

sector

is

a
cornerstone of

Switzerland's

economy

and

its

position

as

a

center

of
manufacturing
.

The

report

"Bedeutungsstudie

2025"

(Significance

Study

2025)

published

in
December 2025

by

BAK Economics

on

behalf of

the Swiss

Bankers Association

(SBA) underscores

the
importance of the financial sector.

For example, 5.5% of all employees (approx.

250,000 jobs) generate
8.8%

of

Switzerland's

gross

value

added

and

9.2%

of

tax

revenue

(CHF

9.9

billion).

The

study

also
explains the importance of

the financial sector

as a driver

for other industries and

states that the

sector
indirectly

employs

approximately

280,000

people.

In

addition,

the

financial

sector makes

a

significant
contribution to Swiss exports and generates

a net service surplus of CHF 18.7 billion.

With more than 30,000 employees in

Switzerland, UBS is a
pillar of the financial sector . Over the past
ten years,

UBS, Credit

Suisse, and

their employees

in Switzerland

have paid

around CHF

25 billion

in taxes.
In addition, UBS purchases services and goods

worth approximately CHF 4 billion annually in

Switzerland
and pays hundreds of millions of Swiss francs each year to sponsor important projects and institutions in the fields

of education,

culture, society, and sports.

The latest

edition of

the "UBS

Worry Barometer" from
December 2025

also shows

that the

biggest concerns

for Swiss

people are

the ongoing

rise in

health
insurance premiums

(45%),

environmental protection

(31%) and

retirement

provision

(30%);

financial
stability is cited as a concern by

only 4% of respondents.

The Swiss economy benefits from reliable domestic banking service providers. Foreign competitors, on the

other hand, often

focus selectively on

specific business areas

and do

not demonstrate the

same
reliability as domestic providers. Experience

during the global financial

crisis and the COVID-19

pandemic
has shown that foreign

banks reduce their lending abroad

in times of crisis or

even cease their activities
altogether. Excessive dependence on foreign players could therefore exacerbate a credit crunch precisely when

the

economy

needs

support.

The

Federal

Council

has

also

highlighted

the

advantage

of
internationally

active

Swiss

banks

for

secure

access

to

essential

financial

services.

In

the

current
environment

of

a

significantly

more

uncertain

world,

in

which

many

countries

are

seeking

greater
autonomy and independence, due consideration

should therefore be given to the possibility of increased
dependence on foreign providers for domestic lending and access to international financial markets.

29

Significance Study 2025
30

Federal Council Report on Banking Stability (2024, p. 18): "Large, globally oriented banks [...] also strengthen the
supply

of

financial

resources

to

the

real

economy.

They

offer

access

to

global

payment

transactions,

currency
hedging,

capital

market

services,

export

financing,

and

support

for

start-ups,

IPOs,

and

mergers.

Large
internationally active banks also provide essential services for other banks in Switzerland, such

as securities custody
and

international currency

settlement.

Internationally active

Swiss banks

that offer

these

services

make

the real
economy less

dependent on decisions

made in other

jurisdictions, thereby

protecting companies'

access to these
services."

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

With regard

to the

competitive environment in

Switzerland,
EU banks
in particular

can offer

favorable
loans
through

their branches

in Switzerland
, e.g.,

in the

form of

guarantees for

traditional export
financing.

Since the demise of

Credit Suisse, branches of

foreign banks have

been increasingly entering
the Swiss banking market,

focusing on the most attractive market segments (e.g., large SMEs and larger transactions in

trade and

export financing). They

enjoy significantly easier

market access

in Switzerland
than Swiss banks are granted

in the EU, for example.

Due to their size

and lower attractiveness,

SMEs are
generally unable to benefit from

the growing range of

services offered by

foreign banks. An increase

in
the costs of international banking transactions would

particularly affect the broad mass of SMEs, as they
structurally lack direct access to

foreign banks. Against this

background, the existing, obvious

distortion
of competition,

particularly in favor

of EU banks,

would be significantly

increased by the

Federal Council's
proposal. Nor would the economy as a whole benefit

from the proposal.
The report
commissioned by

the Federal

Council and

prepared
by Alvarez

& Marsal
also concludes

that
increased

capital

requirements

could

have

negative

effects

in

Switzerland,

such

as

a

reduction

in

the
supply of credit,

lower deposit interest

rates, and job

cuts, and that

these could have

an impact on

the
Swiss economy as a whole.

In particular, however,

there are fears of harmful

effects on economic activity
and consumer sentiment in

Zurich, Geneva, and

Basel, where most

of the bank's

employees are based.
UBS

also

represents

the

interests

of

around

30,000

employees

in

Switzerland

and

their

families.

The
substantial

contributions

made

by

the

entire

UBS

Group

to

the

Swiss

economy

and

tax

revenues,

as
mentioned at the outset,

are not sufficiently

taken into account in

the assessment of the

consequences
of tighter

regulation. In

the context

of the

Swiss financial

center, it is

also important

to consider

that
value
created abroad
flows back into Switzerland in the form of dividends and other benefits.

This materially
benefits the economy as a whole. Finally,

UBS contributes significantly to the appeal of the international financial center, which benefits other

banks and Swiss

companies in general,

and thus the

entire country.
The listed

effects on

Swiss clients,

the financial

center, and the

economy illustrate

how important

balanced
and internationally aligned banking regulation is. The Federal

Council should
take
the
concerns of the
economy

seriously
and

ensure

the

basis

for

a

long-term

successful

and

competitive

Swiss

business
location with a balanced package of measures.
5.3. Impact on UBS shareholders
Since

the

publication

of

the

Federal

Council

report

in

April

2024,

uncertainty

surrounding

potentially
excessive capital

requirements has

caused UBS's
market valuation

to underperform

banks in

Europe and
the US by 27%

(approx. CHF 30 billion) through

the end of December 2025. For

UBS shareholders, this
represents a

significant destruction

of value

in addition

to the

costs of

integrating Credit

Suisse. The

partial
recovery in the share price due

to speculation about a possible compromise in December 2025 confirms the relevance

of regulation

to valuation.

Market participants

are

concerned that,

although UBS

would
report very

high capital

under the

proposed regulation,

it would

not be

able to

use it

productively and
would therefore lose a great deal of competitiveness.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

Figure

11:

Development

of

the

UBS

share

price

compared

with

Dow

Jones

Banks

Titans,

April 2024 - December 2025 (indexed)
31
70
80
90
100
110
120
130
140
150
160
170
1 - Apr - 24 1 - Jul - 24 1 - Oct - 24 1 - Jan - 25 1 - Apr - 25 1 - Jul - 25 1 - Oct - 25 1 - Jan - 26
UBS (SIX/CHF)+33%
Dow Jones
Banks Titans+60%
+27%
+40%
Source: Factset Research Systems

5.4. Impact on the stability and strategic future of UBS
The expert report by Alvarez & Marsal

commissioned by the Federal Council in June 2025 points

out
that "The significant delta of capital requirements for UBS might drive an unlevelled playing field relative
to peers, potentially necessitating change in its strategy to safeguard the viability of its business model."
(page 49).

With

the

measures

proposed

by

the

Federal

Council,

every

franc

of

income

for

UBS

will

become
significantly more expensive

compared to its

competitors. This

will have a

negative impact

on profitability.
The disproportionately high capital requirements proposed by the Federal Council are already leading to
a loss of confidence among investors.

As shown above, despite very good business performance and
rapid progress

in the

integration of

Credit Suisse,

UBS's share

price has

performed significantly

worse than
its

European

and

US

competitors.

A

prolonged

period

of

uncertainty

regarding

potentially

extreme
regulatory changes is testing investors' patience,

weakening the reputation of the

financial center, and is
not in the interests of financial stability. Lower profitability and less diversification also weaken the ability
to raise capital in a crisis and thus the resilience of the bank .

Alvarez & Marsal expert report

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

32
33
34
35
36
37
38
39
Appendices
Appendix 1: Capital adequacy regulations in

peer jurisdictions
In an

international comparison, the

explanatory report concludes

that there

is no
‘Swiss finish’
within
the meaning

of Article

4 of the

Corporate Relief

Act of

September 29,

2023 (UEG).

The following

explains
why we believe this conclusion falls short.
The

report

evaluates

the
Basel

minimum

standards
and

the

supervisory

standards

of

the

Financial
Stability Board (FSB). Although none

of the regulations formally

take into account

the capital coverage of
subsidiaries,

according

to

the

report,

a

capital

deduction

from

subsidiaries

can

be

derived.

The

Basel
minimum standards allow

equity securities (CET1,

AT1, or bail-in capital) made

available to subsidiaries

to
be deducted

from the

corresponding capital

component of

the parent

company.

Equity investments

in
subsidiaries in the EU and UK are risk-weighted at 250% up to a threshold of 10% of the parent bank's
Common Equity

Tier 1

capital (CET1).

The

FSB standards

aim

to avoid

double counting

of capital

and
therefore require the deduction of internal TLAC (

) instruments.
The report points

out that

there are no

legal entity

structures comparable

to those

of

the

large
US banks
.
This does not correspond with

our analysis:

JPMorgan Chase Bank, N.A.

has a similar role to UBS

AG and
holds subsidiaries in significant

subsidiaries in the UK

(J.P.

Morgan Securities plc) and

the EU (J.P. Morgan
SE).

The

total

capital

of

these

two

subsidiaries alone

amounts

to

around

one

third

of

the

capital

of
JPMorgan Chase Bank, N.A.

The report also

fails to mention that

capital requirements in

the US do

not
apply on a standalone parent bank basis.

For the EU
, the

explanatory report contains

assumptions about the

exercise of supervisory

discretion to
require the deduction of intra-group subsidiaries

for the purpose of structural

separation (Art. 49(2)

CRR)
by the EU authorities. It states that there is no evidence

which is incorrect:

●
The

ECB's

regulatory

disclosures

show

that

in

2024,

19

out

of

109

banks

will

benefit

from
exemptions for

parent

companies under

Article 7(3)

of the

CRR, including

Deutsche Bank

and
Crédit Agricole

. Banks with exemptions for parent banks do

not have capital requirements on
a standalone basis, so a deduction is irrelevant.
●
The ECB's

supervisory policy

refers to

the deduction

being necessary

in "certain

cases"

. The
ECB

does

not

require

such

a

deduction

in

the

most

obvious

cases,

i.e.

for

global

banks

that
conduct

extensive

business

outside

the

EU

as

part

of

so-called

multiple-point-of-
entry/decentralized settlement strategies (BBVA

and Banco Santander

).
For the UK
, the

explanatory report states

that there

are no

legal structures

comparable to those

of the
major British banks. Barclays

Bank plc holds the most

important foreign subsidiaries

and is an active bank
in

the

UK.

We

do

not

see

any

significant

difference

to

the

role

of

UBS

AG

within

the

UBS

Group.
Furthermore, the report indicates that

there is no evidence that

the authorities have granted

any waivers.
However, all waivers granted by the PRA are publicly available in the Financial Service Register.

32

Total

Loss-Absorbing Capacity
33

JPMorganChase, Resolute Annual Report 2024, page 107

34

European Central Bank Banking Supervision, Data on credit risk (year

2024)
35

according to their reports on Pillar 3
36

European Central Bank Banking Supervision, ECB Guide on options and discretions available in Union law
37

BBVA Banco Bilbao Vizcaya Argentaria, S.A. 2024, Financial Statement,

Management Report and Audit Report,

38

A significant reduction in holdings in group companies would be inconceivable given the relative size of these
subsidiaries (97.7 billion) compared to the parent bank's equity (79.9 billion)

.

Source:

Banco Santander,

S.A.,
Auditor's report, Annual accounts and director's report for

the year ended December 31, 2024

The Financial Services Register

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

40
41
42
For Barclays Bank plc, the parent bank, the following waivers can be accessed, for example

:
●
Waiver

of the

leverage ratio

for the

individual situation

of Barclays

Bank plc.

Any deduction

of
shares in subsidiaries is therefore irrelevant for the leverage ratio.
●
Waiver of

individual consolidation for

large Barclays

special purpose entities

in order

to avoid

a
potential deduction of shares in subsidiaries.
●
Core UK Group Waiver,

whereby companies within the Core UK are assigned

a risk weighting of
0% (excluding capital instruments) and risk positions

are excluded from the leverage ratio
The Federal Council's explanatory report does not mention that in the EU and UK , CET1 investments in subsidiaries
up to 10%

of the parent

company's CET1 are

not deducted
but must be underpinned
with a risk weighting of 250%

. This exemption also applies to

capital investments that are deductible
on the basis of supervisory discretion in accordance with

Art. 49 para. 2 of the UK CRR.

Finally,

it is important

to note that

Switzerland would be acting

unilaterally on a global

scale with a

full
deduction from Common Equity Tier 1 (CET1) capital. There are no global standards
or major financial
centers that require AT1 investments in subsidiaries to be deducted from the parent bank's CET1 capital.
If a deduction is required, it

follows a corresponding deduction approach, whereby AT1

investments are
deducted from the parent bank's AT1 capital.

In the EU, AT1 investments are risk-weighted unless they
have to be deducted from AT1 capital due to a specific supervisory decision.
40

The Financial Services Register,

Barclays Bank UK PLC
41

BSBS: CAP 30.32; UK: Art. 48(1)(b) of the UK CRR; EU: Art. 48(1)(b) of the CRR

BCBS: CAP 30.30; UK: Article 56(d) of the UK
CRR ; EU: Art. 56(d) CRR

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

43
Appendix 2: Consultation responses

and WAK-S/N statement
All business associations,

the financial sector, the cantons with

strong financial centers, and

the business-
orientated

parties
reject
the

Federal

Council's

proposals

for
the
full
deduction

of

software

and
deferred tax

assets
,

either in

full or

at

least by

the majority
. This

is in

line with

the view

of the
Economic Affairs

and Taxation

Committee of

the National

Council (WAK

-N) and

the Council

of States
(WAK-S),

which

criticize

above

all

the

lack

of

international

coordination

and

the

resulting

negative
consequences for competition.

The evaluation below refers

to 68 of

the 73 consultation

responses that
we included in the analysis.
●
Rejection of the deduction of software

from Common Equity Tier 1 (CET1)

capital
by

75%
or
24 of the 32 responses that commented on

the issue. A significant proportion of respondents reject
the full deduction

of software from

CET

1 capital, as

this is considered

to be hostile

to innovation,
not

internationally aligned,

and

detrimental

to

competitiveness.
The

WAK-N/ -S
also

calls

for

the
valuation of capitalized IT investments to be based

on international standards and cites the example
of the EU, which prescribes depreciation over three years. A full deduction would significantly impair
competitiveness.
●
Rejection of the deduction of deferred tax assets from Common Equity

Tier 1 (CET1) capital
by

76%
or 22 of 29 of the 32

comments that addressed this issue.

Many comments oppose the full
deduction of

deferred

tax assets,

as

this

exceeds international

standards and

does

not

adequately
reflect the economic value of these items. The WAK-N/-S

also conclude that the planned regulation
clearly exceeds

Basel III

standards and

the practice

of competing

financial centers,

and warn

that a
lack

of

differentiation

not

only

weakens

the

stability

of

supervised

institutions,

but

also

their
competitiveness.
In addition, a

large number of

comments express

concern about the

negative impact on

the
economy
and Switzerland
as a

business location
. Furthermore,

many comments

criticize the

lack of

an overall
view and international orientation, as

well as the

shift from the

going concern principle to a

liquidation
perspective.
● Negative economic effects are highlighted by

60%
or 41 comments.

The majority of respondents
fear

higher

financing

costs,

restricted

lending,

and

a

weakening

of

competitiveness.

WAK-N

and
WAK-S

demand that

the competitiveness

of Switzerland

as a

financial

and

banking center

not

be
weakened by the measures.
●
A lack

of overall

perspective
is criticized

by

60%
or 41

comments.

The majority

of respondents
criticize the

lack of

a comprehensive

overview of

all planned

regulations and

a well-founded

cost-
benefit

analysis

to

adequately

assess

the

impact

on

the

financial

center

and

the

economy.

WAK-N/-S
warn

that

tightening

should

not

go

beyond

the

regulation

of

international

financial
centers

in

order

to

ensure

a

relationship

between

the

costs

and

benefits

which

preserves
competitiveness

●
The lack

of international

alignment
is criticized

by

60%
or 41

comments.

Many comments

criticize
the fact

that the

proposed amendments

are not

sufficiently aligned

internationally and represent

a
‘Swiss finish’
. This would lead

to competitive disadvantages

for Swiss banks.

WAK-N agrees with
this demand

and calls

for measures

not to

exceed international standards

and common

practice in
competing financial centers,

both individually and as

a whole.
WAK-S
calls for "maximum use

of the
national

leeway

offered

by

Basel

III,

in

line

with

the

EU

and

the

UK,

in

order

to

maintain

the
competitiveness of Switzerland as a financial

and banking center."

Consultation responses

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

● Negative effects on the attractiveness of Switzerland

as a business location
are highlighted by
66%
of respondents, or

45 comments.

A majority of

respondents fear that

the measures

proposed
will

weaken

the

attractiveness

of

Switzerland

as

a

financial

center

and

economic

hub,

as

well

as
Switzerland as a business location

overall. In particular, they point to the risk of job

losses, migration,
and a

deterioration in the

overall business

environment.
The WAK-N/-S
specifically recommend

to
the Federal Council that the planned

tightening of regulations should not go

beyond the regulation
of international

financial centers

in order

to ensure

the attractiveness

of Switzerland

as a

business
location.
●
Criticism

of

the

shift

to

a

liquidation

perspective
is

expressed

in

22%
and

15

responses,
respectively.

Some

responses

criticize

the

creeping

shift

from

the

going

concern

principle

to

a
liquidation perspective

triggered by

the new

deductions. They

see this

as a

departure from

proven
international valuation principles.

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

44
45
46
Appendix 3: Total cost of capital
The TBTF proposals

mean that UBS

must hold more

CET1 for its

existing business. This

additional CET1
would replace a certain amount of debt financing,

i.e., the volume of debt held by UBS would decrease.

Based on

practical experience, UBS

assumes that higher

capital will

lead to

an
increase in the

cost of
total capital
. Despite

a doubling

of the

unweighted leverage

ratio over

the last

15 years,

the cost

of
capital has remained constant at around 10%. In terms of debt costs, UBS is already at the lower end of credit

risk

premiums,

leaving

little

room

for

material

improvement.

UBS

therefore

estimates

that

an
increase in capital requirements of USD 10 billion will

increase the net cost of capital (CoC) by up

to USD
800 million.
There are various

theories/calculations regarding the resulting total

cost of capital (CoC), which

is made
up

of

the

cost

of

equity

(CoE)

and

the

cost

of

debt

(CoD).

In

theory,

higher

equity

reduces

both
components of

the total

cost of

capital (the

so-called Modigliani-Miller

effect). The

calculations of

this
effect are based on a

number of assumptions

that do not

prevail in market reality

(e.g., tax effect, perfect
market efficiency, and simplifications of the capital structure).
The
differing

estimates

of

the

total

cost

of

capital
are

due

to

the

different

assumptions

and
methodologies used in the

underlying studies. The assumptions

regarding the cost of equity are

relatively
similar in

all studies

(i.e., Böni

& Zimmermann
, Alvarez

& Marsal
) and

are in

line with

the UBS

consensus
estimates made by independent

analysts of around 10%. However, there are methodological differences in the determination of debt financing costs, such as the double counting of AT1 costs in the calculation
of the bank's

average financing

costs. However, the main difference

in capital cost

estimates is due

to the
net effect

assumptions of

Modigliani-Miller

(MM). Böni

and Zimmermann

assume a

large influence

(almost
complete MM offset, 96%), while UBS, Alvarez & Marsal, and the market do not consider the net effect to be relevant.

Professor Zimmermann
, the

expert commissioned by

the Federal

Council, presented

two studies

in a
short period whose estimated

capital costs as a result

of an increase in equity capital

differ tenfold. In the
first study from April

2025
, published together

with the Federal

Council's proposals on

banking stability
in June 2025,

an additional CHF

10 billion in

equity capital leads

to estimated additional

costs of CHF

320
million.

In

the

second

study

from

August,

the

figure

is

only

CHF

32

million.

UBS

considers

it

highly
problematic

that

such

studies

are

used

by

the

authorities

as

a

decisive

basis

for

estimating

the

cost
implications without

pointing out

the

high degree

of

dependence on

assumptions and

the associated
significant distortions.

Instead,

costs

should

be

assessed

on

the

basis

of

transparent,
market-observable,

and

verifiable
indicators
(e.g., analysts' estimates

of expected equity

costs, credit default swap spreads,

ratings agency
assessments, and empirical correlations between equity

and equity costs).
44

Böni & Zimmermann (2025): The effective cost of capital buffers for UBS: A Reappraisal based on empirical
research.
45

Alvarez & Marsal (2025): Analysis of the costs and benefits from proposed changes to the regulatory capital
treatment of participations in foreign subsidiaries of Swiss-based SIBs.
46

Zimmermann (2025): Brief report on the capital cost effects of higher capital adequacy requirements for a
systemically important bank (UBS).

Consultation on amendments to the
Banking Act and the Capital Adequacy
Ordinance

List of figures and tables
Figures
Figure 1: Proposed TBTF regime exceeds the strictest

international regulations

.......................................

8
Figure 2: Comparison of capital requirements for

G-SIBs ........................................................................

9
Figure 3: USD 39 billion additional capital requirement

due to Credit Suisse acquisition and tighter
regulations

............................................................................................................................................

10
Figure 4: Expected impact of adjustments to

capital requirements in peer jurisdictions

.........................

11
Figure 5: Effect of aggressive valuation and regulatory

concessions

......................................................

14
Figure 6: Credit Suisse AG's foreign subsidiaries

(CHF billion)

................................................................

14
Figure 7: Capital underpinning of foreign subsidiaries

– cost/ benefit perspective

.................................

16
Figure 8: Model for recovery and

resolution

..........................................................................................

20
Figure 9: Restructuring is central to resolution

......................................................................................

21
Figure 10: Development of credit volume and

increasing funding in the capital market

........................

24
Figure 11: Development of the UBS share

price compared with Dow Jones Banks Titans,

April 2024 -
December 2025 (indexed)

.....................................................................................................................

27
Tables
Table 1: Effectiveness of alternatives (1Q25 )

........................................................................................

18

SIGNATURES
Pursuant to the requirements of

the Securities Exchange Act of 1934, the registrants

have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Copetti-Campi_________
Name:

Ella Copetti-Campi
Title:

Executive Director

Date: January 12, 2026